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                                                                       Exhibit 7


               IN THE IOWA DISTRICT COURT IN AND FOR POLK COUNTY

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BRICKELL PARTNERS,                        .    Case No. CL 76440
Individually And On Behalf of             .             --------
All Others Similarly Situated,
                                          .
          Plaintiff.                      .

     -against-                            .
                                          .
DOUGLAS L. ANDERSEN, JOHN E.                   CLASS ACTION PETITION
EVANS, WILLIAM E. TIMMONS,                .
DONALD S. WILLIS, HAROLD S.               .
CARPENTER, CHARLES I. COLBE,
HAROLD S. EVANS, JAMES W.                 .
CALLISON, RICHARD O. JACOBSON,            .
JOHN P. TAYLOR, and ALLIED
GROUP, INC.,                              .
                                          .
          Defendants.

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     Plaintiff, by its attorneys, allege upon personal knowledge as to their own acts and upon information and belief as to all other matters, as follows:

     1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of Allied Group, Inc. ("Allied" or the "Company") and who are similarly situated (the "Class"), for injunctive and other relief. Plaintiff seeks to compel Allied, inter alia, to consider the bona fide offer of Nationwide Mutual Insurance Company ("Nationwide") to acquire all of the outstanding stock of Allied for $47 per share. Alternatively, plaintiff seeks to recover damages caused by the breach of fiduciary duties owned by the defendants.

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                                    PARTIES
                                    -------

     2. Plaintiff is and, at all relevant times, has been the owner of shares of Allied common stock.

     3. Allied is a corporation duly organized and existing under the laws of the State of Iowa. The Company through subsidiaries operates a regional property-casualty insurance business specializing in personal lines and small commercial lines of insurance. Allied maintains its principal executive offices at 701 Fifth Avenue, Des Moines. As of March 27, 1998, Allied had approximately 30,546,746 shares of common stock outstanding and hundreds of stockholders of record. Allied stock trades on the New York Stock Exchange.

     4. Defendant John E. Evans is the Chairman of the Allied Board of Directors. Evans also served as the Company's President from 1974 through 1994.

     5. Defendant Douglas L. Andersen is the President, Chief Executive Officer and a Director of Allied.

     6. Defendant Donald S. Willis is a Director of Allied. Willis also serves as a Director for AMCO, Allied Property and Casualty, and Depositors Insurance Company - subsidiaries of Allied.

     7. Defendant Harold S. Carpenter is a Director of Allied. Carpenter also serves as a Director of AMCO, Allied Property and Casualty, and Depositors Insurance Company - subsidiaries of Allied.

     8. Defendant Charles I. Colby is a Director of Allied. Colby also serves as a Director for AMCO - a subsidiary of Allied.

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     9.  Defendant Harold S. Evans is a Director of Allied. Evans also serves as a Director for AMCO, Allied Property and Casualty, Depositors Insurance Company, and Allied Life Financial Corporation - subsidiaries of Allied.

     10. Defendant James W. Callison is a Director of Allied. Callison also serves as a Director for AMCO, Allied Property and Casualty, Depositors Insurance Company, and Allied Life Financial Corporation - subsidiaries of Allied.

     11. Defendant William E. Timmons is a Director of Allied.

     12. Defendant Richard O. Jacobson is a Director of Allied.

     13. Defendant John P. Taylor is a Director of Allied.

     14. The defendants named in paragraphs 4 through 13 are hereinafter referred to as the "Individual Defendants."

     15. Because of their positions as officers or directors, the Individual Defendants owe fiduciary duties of loyalty and due care to the plaintiff and the other members of the Class.

     16. Each defendant herein is sued individually as a conspirator, as well as in his/her/its capacity as an officer or director of the Company, and the liability of each arises from the fact that each defendant has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

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                           CLASS ACTION ALLEGATIONS
                           ------------------------

     17. Plaintiff brings this case in its own behalf and as a class action, pursuant to Rule 42 of the Iowa Rules of Civil Procedure, on behalf of all stockholders of the Company, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who will be threatened with injury arising from defendants' actions as is described more fully below.

     18. This action is properly maintainable as a class action.

     19. The Class is so numerous that joinder of all members is impracticable. The Company has approximately 30,546,746 shares of common stock. There are hundreds of record and beneficial stockholders.

     20. There are questions of law and fact common to the Class including, inter alia, whether:

          a. defendants have breached and will continue to breach the fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

          b. plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of herein.

     21. Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

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     22. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     23. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     24. In January 1998, representatives of Nationwide initiated discussions with Allied concerning a possible business combination of the two companies. Despite specific offers made by Nationwide, defendants rebuffed all such offers and refused to even inform themselves or negotiate with the representatives of Nationwide.

     25. On May 19, 1998, after months of attempting to negotiate with the defendants, Nationwide publicly disclosed that it had offered to acquire all of the outstanding stock of Allied for $47 per share in a transaction valued at more than $1.59 billion. Nationwide further stated that it had no intention of firing Allied workers or closing Allied offices.

     26. Nationwide Chairman Dimon McFerson made Nationwide's offer public after becoming "consistently frustrated" with Allied's "stalling tactics." As reported by Reuters

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News Service on May 18, 1998, McFerson stated, "We felt it was important that
[Allied's] stakeholders should all have a chance to vote on this thing for themselves and not accept the vote of their board of directors so we decided to take the unsolicited offer to the marketplace."

     27. Nationwide's $47 offer constitutes a remarkable 69% premium over the unaffected trading price of Allied's stock prior to the public announcement.

     28. Despite the unusually high premium offered, Allied's only public response to the formalized offer was a terse statement that it would evaluate the offer in due course.

     29. Financial analysts following Allied favored the transaction proposed by Nationwide. For example, Stephen Musser, an analyst at A. G. Edwards & Sons Inc. stated that the proposed transaction "will help [Allied] to compete with the State Farms and the Allstates of the world."

     30. Defendants have breached their fiduciary obligations to Allied's shareholders to maximize shareholder value by entrenching themselves in refusing to consider the Nationwide offer, thereby assuring their positions and benefits as directors of Allied. Defendants have further breached their fiduciary obligations in failing to fully and properly inform themselves about Nationwide's bona fide offer or negotiate with Nationwide to maximize the price paid to the Company's shareholders.

     31. Defendants have violated fiduciary and other common law duties owed to the plaintiff and the other members of the Class in that they have not and are not exercising independent business judgment, and have acted and are acting to the detriment of the Class.

     32. As a result of defendants' actions, plaintiff and the Class have been and will be

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damaged by the breaches of fiduciary duty and, therefore, plaintiff and the
Class will not receive the fair value of Allied's assets and businesses.

     33. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to exclude plaintiff and the Class from their fair proportionate share of Allied's valuable assets and businesses, all to the irreparable harm of the Class.

     34.  Plaintiff and the Class have no adequate remedy of law.

     WHEREFORE, plaintiff prays for judgment and relief as follows:

          a. declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as a representative of the Class;

          b. declaring that the defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and the other members of the Class;

          c. preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or implementing the sale of Allied to Select at the current bid price;

          d. in the event this sale is consummated, rescinding it and setting it aside;

          e. awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

          f.  awarding plaintiff and the Class their costs and disbursements and

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reasonable allowances for plaintiff's counsel and experts' fees and expenses;
and

          g. granting such other and further relief as may be just and proper.


     Dated: May 21, 1998


                                           LAMARCA & LANDRY, P.C.


                                       By: /s/ George A. LaMarca
                                           -------------------------------------
                                           George A. LaMarca PK 0003017
                                           Alexander R. Rhoads PK 2015123
                                           Walnut Grove Center
                                           1300 50th Street - Suite 104
                                           West Des Moines, Iowa 50266
                                           Telephone: (515) 225-2600
                                           Telefax: (515) 225-5851

                                           CO-COUNSEL FOR PLAINTIFF


Of Counsel:

WECHSLER HARWOOD
HALEBIAN & FEFFER LLP
Matthew M. Houston
488 Madison Avenue
New York, New York 10022
(212) 935-7400


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